                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549


                                  Form 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1993

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 1-3385



                    H. J. HEINZ COMPANY BARGAINING UNIT
                           EMPLOYEES SAVINGS PLAN
                               (Title of Plan)



                             H. J. Heinz Company
          (Name of Issuer of securities held pursuant to the Plan)



                   600 Grant Street Pittsburgh, PA  15219
        (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements, schedules and reports are attached hereto:

1. Statements of Net Assets Available for Plan Benefits as of December 31, 1993 and 1992

2. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1993 and 1992

3.  Notes to Financial Statements

                                  SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                H. J. HEINZ COMPANY BARGAINING
                                                  UNIT EMPLOYEES SAVINGS  PLAN
                                                                (Name of Plan)


                                        EMPLOYEE BENEFITS ADMINISTRATION BOARD


                                        By: ......./s/ GEORGE C. GREER........
                                                 George C. Greer, Chairman


June 28, 1994

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      as of December 31, 1993 and 1992

                                 H. J. Heinz Company    Magellan   Retirement Gov't.   Puritan  Intermediate   Retirement
                                     Stock Fund           Fund        Money Market      Fund     Bond Fund     Growth Fund    Total
                                 -------------------    --------   -----------------   -------  ------------   -----------    -----

 December 31, 1993

Assets:

  Investments                                $77,261      $4,266           $2,668       $1,063       $4,677          $84     $90,019

                                             -------      ------           ------       ------       ------        -----     -------
      Total Assets                           $77,261      $4,266           $2,668       $1,063       $4,677          $84     $90,019
                                             -------      ------           ------       ------       ------        -----     -------



                                             -------      ------           ------       ------       ------        -----     -------
Net Assets Available for Plan Benefits       $77,261      $4,266           $2,668       $1,063       $4,677          $84     $90,019
                                             =======      ======           ======       ======       ======        =====     =======



 December 31, 1992

Assets:

  Investments                                $42,124      $1,906           $1,073         $482       $1,955           $-     $47,540

                                             -------      ------           ------       ------       ------        -----     -------
      Total Assets                           $42,124      $1,906           $1,073         $482       $1,955           $-     $47,540
                                             -------      ------           ------       ------       ------        -----     -------



                                             -------      ------           ------       ------       ------        -----     -------
Net Assets Available for Plan Benefits       $42,124      $1,906           $1,073         $482       $1,955           $-     $47,540
                                             =======      ======           ======       ======       ======        =====     =======


   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                    BARGAINING UNIT EMPLOYEES SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1993

                                        H. J. Heinz Co.  Magellan  Retirement Gov't  Puritan  Intermediate  Retirement
                                          Stock Fund       Fund      Money Market     Fund      Bond Fund   Growth Fund   Total
                                        ---------------  --------  ----------------  -------  ------------  -----------   ------
Year Ended December 31, 1993

Additions:
       Investment income:
         Dividends                               $2,549      $100               $17      $29           $65           $-   $2,760
         Interest                                    36         -                 -        -             -            -       36
                                        ---------------  --------  ----------------  -------  ------------  -----------   ------
           Total investment income                2,585       100                17       29            65            -    2,796
                                        ---------------  --------  ----------------  -------  ------------  -----------   ------

       Participant contributions                 25,032     1,639             1,106      400         1,911           66   30,154

       Employer contributions, net of
         forfeitures applied                     18,405       606               472      162           753           17   20,415

                                        ---------------  --------  ----------------  -------  ------------  -----------   ------
           Total additions                       46,022     2,345             1,595      591         2,729           83   53,365
                                        ---------------  --------  ----------------  -------  ------------  -----------   ------

Deductions:
       Net depreciation/(appreciation)
         in fair value of investments            10,885       (15)                -       10             7           (1)  10,886

                                        ---------------  --------  ----------------  -------  ------------  -----------   ------
           Total deductions                      10,885       (15)                -       10             7           (1)  10,886
                                        ---------------  --------  ----------------  -------  ------------  -----------   ------

Net increase in net assets available
       for plan benefits for the year           35,137      2,360             1,595      581         2,722           84   42,479

Net assets available for plan benefits
       at the beginning of the year             42,124      1,906             1,073      482         1,955            -   47,540

Net assets available for plan benefits  ---------------  --------  ----------------  -------  ------------  -----------   ------
       at the end of the year                  $77,261     $4,266            $2,668   $1,063        $4,677          $84  $90,019
                                        ===============  ========  ================  =======  ============  ===========  =======

       The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                    BARGAINING UNIT EMPLOYEES SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1992

                                       H. J. Heinz Company      Magellan   Retirement Gov't.    Puritan   Intermediate
                                            Stock Fund            Fund       Money Market        Fund      Bond Fund         Total
                                       -------------------    ----------   -----------------   ---------  -------------   ----------

Additions:
  Investment income:
    Dividends                                         $555          $169               $11          $23            $67          $825
    Interest                                             -             -                 -            -              -             -
                                            --------------    ----------   -----------------   ---------  -------------   ----------
      Total investment income                          555           169                11           23             67           825
                                            --------------    ----------   -----------------   ---------  -------------   ----------

  Participant contributions                         28,225         1,525               879          373          1,596        32,598

  Employer contributions                             8,973           295               183           89            303         9,843

  Net appreciation (depreciation) in fair
    value of investments                             4,371           (83)                -           (3)           (11)        4,274
                                            --------------    ----------   -----------------   ---------  -------------   ----------

      Net increase in net assets available
        for plan benefits for the year             $42,124        $1,906            $1,073         $482         $1,955       $47,540
                                            ==============    ==========   ===============     =========  =============  ===========





   The accompanying notes are an integral part of the financial statements.

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                        Notes to Financial Statements


(1) Plan Description:

    The following description of the H. J. Heinz Company ("Company") Bargaining Unit Employees Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's Provisions.

      General

    The Plan is a defined contribution plan for the benefit of employees whose collective bargaining representatives have negotiated for coverage thereunder. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

      Contributions

    Participant contributions to the Plan may be either tax deferred or after tax. The participant's maximum tax deferred and after tax contribution may not exceed 12% and 10%, respectively, of his earnings. The total of a participant's tax deferred plus after tax contributions may not exceed 12% of his earnings. A participant may make contributions in whole percentages of not less than 1% of his earnings.

    Tax deferred contributions on behalf of certain highly compensated participants may be limited under the rules of the Internal Revenue Code of 1986, as amended ("Code"). Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $8,994 and $8,728 in 1993 and 1992, respectively. This amount increases to $9,240 in 1994. A participant affected by these limitations will be given timely notification by the Committee.

    If the collective bargaining agreement so provides and subject to the approval by the Board of Directors, the Company will contribute, in addition to the tax deferred contributions it makes on behalf of participants, on a monthly basis (or as otherwise indicated by the Committee) on behalf of each participating employee an amount equal to a specified percentage of the amount of tax deferred contributions authorized by a participant for the Plan year. The percentage amount of any matching contribution will be specified in the collective bargaining agreement and set forth in an appendix to the Plan document.

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  Notes to Financial Statements (Continued)

      Contributions (continued)

   The amount of such contribution may be different for any specified bargaining unit, but shall be such that the Company's contributions shall not exceed the maximum amount allowable as a deduction under the Code for such Plan year. Such matching contributions may be made in cash or shares of the Company's
   common stock of equal value.   For the years ended December 31, 1993 and
   1992, the matching contribution rate was 15 cents for each tax deferred dollar up to 3% of the participant's earnings.

   If the collective bargaining agreement provides, the Company shall make for each Plan year a supplemental contribution in cash or shares of the Company's common stock. The amount of the supplemental contribution and the formula for and timing of allocation of the supplemental contribution among participants' accounts shall be determined pursuant to the applicable collective bargaining agreement and set forth in an applicable appendix to the Plan. The amount of such contribution may be different for any specified bargaining unit, but shall not exceed the maximum amount allowable as a deduction under the Code for such Plan year. There were no supplemental contributions approved for the years ended December 31, 1993 and 1992.

   A participant, with the prior discretionary approval of the Committee, may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of the Company's contribution(s), as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Vesting

   The value of a participant's tax deferred account which will be maintained for his tax deferred contributions, and after tax account, which will be maintained for his after tax contributions, will be fully vested at all times. The value of the shares of common stock purchased or contributed by the Company allocated to a participant's matching account or supplemental account, which will be maintained for the Company's matching contributions and supplemental contributions, will be fully vested upon the occurrence of any of the following events: completion of 5 years of service with respect to matching contributions and supplemental contributions, attainment of age 65, disability or death.

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  Notes to Financial Statements (Continued)

      Withdrawals

   A participant may elect to withdraw from his after tax account and/or rollover account up to 100% of his account balance.

   A participant's tax deferred contributions, matching account and/or supplemental account will be available for withdrawal if:

     (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

     (b)   The participant has attained age 59 1/2.

   A participant who qualifies for a hardship withdrawal is suspended from making contributions to the plan for one year. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of service, shall receive a lump sum equal to the value of his account.

      Termination

   In accordance with the procedures set forth in the Plan, the Company may terminate the Plan at any time in whole or in part. To the extent permitted under Section 401(k) of the Code and the regulations thereunder, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the Trust Fund will be liquidated unless the Plan is continued by a successor to the Company in accordance with the Plan. If the Plan is completely or partially terminated, the accounts of all participants affected thereby will become fully vested and nonforfeitable to the extent funded.

      Administration Expenses

   All expenses of the Plan including record-keeping fees, administrative charges, professional fees, and Trustee fees for the years ended December 31, 1993 and 1992 were paid by the Company.

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(2) Summary of Significant Accounting Policies:

      Investment Valuation

    The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

    Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year. Securities traded on any other exchange are valued in the same manner, or, if not so traded, on the basis of closing over-the-counter bid prices.

    Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

    The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) Federal Income Taxes:

    Tax and ERISA counsel to the Company is of the opinion that the Plan will be a "qualified" plan under Section 401(a) of the Code, and that the Plan will include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. The IRS will be requested to make a determination regarding the tax status of the Plan. Qualified plans are exempt from Federal income taxes under Section 501(a) of the Code.

    Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

    The trust established under the Plan to hold the Plan's assets is qualified pursuant to Section 501(c)9 of the Code, and, accordingly, the trust's net investment income is exempt from income taxes.

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  Notes to Financial Statements (Continued)

(4) Investment Programs:

   Participants may direct the investment of their tax deferred and after tax contributions, in multiples of 10%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds are as follows.

      The H. J. Heinz Company Stock Fund consists of common stock of the
      Company.

      The Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

      The assets of the Retirement Government Money Market are invested in a money market fund. The assets consist of short-term obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities and repurchase agreements secured by U. S. Government obligations.

      The assets of the Puritan Fund are invested in a broadly diversified portfolio of high-yielding securities. The assets consist of common stocks, preferred stocks and corporate bonds.

      The assets of the Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

      The Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, although it can invest in all types of securities.


   The Magellan, Retirement Government Money Market, Puritan, Intermediate Bond, and Retirement Growth Funds are managed by Fidelity Management and Research Company.

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(5) Net Appreciation or Depreciation in Fair Value of Investments:

    During 1993 and 1992, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value by $(10,886) and $4,274, respectively, as follows:

                                           Year Ended     Year Ended
                                          December 31,   December 31,
                                              1993           1992
                                          ------------   ------------

    Investments at Fair Value as
    Determined by Quoted Market Price:

    Mutual Funds                              $     (1)        $  (97)
    Common Stock                               (10,885)         4,371
                                              --------          -----

                                              $(10,886)        $4,274
                                              ========         ======

(6) Forfeitures:

   Company contributions which have been credited to participants' accounts and which have not vested are, under certain circumstances, forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. There were no forfeitures in 1993 or 1992.


(7) Net Asset Value Per Unit:

   The interests of Plan participants are accounted for under a unit method. The number of units in each fund and the net asset value per unit are as follows:

                                   December 31, 1993      December 31, 1992
                                   -----------------      -----------------
  H. J. Heinz Co. Stock Fund.... 83,748  $ .981         36,584  $1.151
  Retirement Gov't. Money Market  2,708  $1.048          1,047  $1.026
  Intermediate Bond Fund........  4,198  $1.184          1,828  $1.069
  Puritan Fund..................    843  $1.312            451  $1.068
  Magellan Fund.................  3,579  $1.297          1,808  $1.054
  Retirement Growth  Fund.......    274  $1.046              -  $-

                             H. J. HEINZ COMPANY
                   BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(8) Investments:

  Investments at December 31, 1993 and 1992 were as follows:

                                                      December 31, 1993                December 31, 1992
                                                -----------------------------   ------------------------------
                                                Shares or                        Shares or
                                                  units     Cost      Market       units     Cost      Market
                                                --------  --------   --------    ---------  -------   --------
H. J. Heinz Co. Stock Fund:
  H. J. Heinz Co. Common Stock                    2,117    $90,435    $75,941        955    $39,458   $42,124
  Bankers Trust Pyramid Directed
    Cash Fund                                     1,320      1,320      1,320        -         -          -
                                                --------  --------   --------   ---------   -------   --------
                                                            91,755     77,261                39,458    42,124
                                                          --------   --------               -------   --------
Magellan Fund:
  Fidelity Magellan Fund                             60      4,251      4,266         30      2,008     1,906
                                                          --------   --------               -------   --------
                                                             4,251      4,266                 2,008     1,906
                                                          --------   --------               -------   --------
Retirement Gov't. Money Market:
  Fidelity Retirement Gov't. Money Market         2,668      2,668      2,668      1,073      1,073     1,073
                                                          --------   --------               -------   --------
                                                             2,668      2,668                 1,073     1,073
                                                          --------   --------               -------   --------
Puritan Fund:
  Fidelity Puritan Fund                              68      1,073      1,063         33        487       482
                                                          --------   --------               -------   --------
                                                             1,073      1,063                   487       482
                                                          --------   --------               -------   --------
Intermediate Bond Fund:
  Fidelity Intermediate Bond Fund                   434      4,684      4,677        188      1,967     1,955
                                                          --------   --------               -------   --------
                                                             4,684      4,677                 1,967     1,955
                                                          --------   --------               -------   --------
Retirement Growth Fund:
  Fidelity Retirement Growth Fund                     5         83         84        -         -          -
                                                          --------   --------               -------   --------
                                                                83         84                  -          -
                                                          --------   --------               -------   --------
                                                          $104,514    $90,019               $44,993   $47,540
                                                          ========   ========               =======   ========
